

September 16, 2020

Mark Levine
General Counsel
Flexion Therapeutics, Inc.
10 Mall Road, Suite 301
Burlington, Massachusetts 01803

      Re: Flexion Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed September 11, 2020
           File No. 333-248749

Dear Mr. Levine:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Sean Clayton